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Exhibit A

Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-            )
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")
                        , 2003

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by    , 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After    , 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

E.ON AG (70-            )

        E.ON AG ("E.ON"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, a registered holding company, and LG&E Energy Corp. ("LG&E Energy" and, together with E.ON, the "Applicants") have submitted an application seeking an extension of the deadline set by prior Commission order to divest its interest in CRC-Evans International, Inc. and its subsidiaries (collectively, the "CRC-Evans Companies"). The CRC-Evans Companies are indirect, wholly-owned subsidiaries of E.ON, which provide specialized equipment and services for pipeline construction.

        By applications filed on Form U-1 in File Nos. 70-9961 and 70-9985, E.ON sought authorization to acquire Powergen plc ("Powergen"), a registered holding company, and other authorizations under the Public Utility Holding Company Act of 1935 (the "Act") related to E.ON's activities as a registered holding company after its acquisition of Powergen. The Commission authorized E.ON's acquisition of Powergen in the Acquisition Order. E.ON completed the acquisition of Powergen on July 1, 2002 and registered as a holding company on that day.

        On December 11, 2000, Powergen acquired LG&E Energy Corp., an exempt holding company under the Act, pursuant to the Commission's order in Holding Company Act Release No. 27291 (December 6, 2000) (the "Powergen Order"). In the Powergen Order the Commission reserved jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the CRC-Evans Companies.

        In the application filed on Form U-1 in File No. 70-9671 relating to Powergen's acquisition of LG&E Energy, applicants thereto committed to take appropriate steps to divest CRC-Evans International Inc. and its subsidiaries within three years after the date of the order in such proceeding or to file a post-effective amendment to the application in such proceeding no later than June 30, 2001 seeking to justify the retention of such companies. No such post-effective amendment was filed.

        In the application filed on Form U-1 in File No. 70-9961, Applicants committed to take appropriate steps to divest these companies within three years after the date of the Powergen Order, or by December 11, 2003. In the Acquisition Order, the Commission reserved jurisdiction over the retention of the CRC- Evans Companies.

        In this Application, Applicants seek an extension of the divestiture deadline until December 31, 2005.

        Applicants stated that they have made a concerted effort to dispose of the CRC-Evans Companies. However, the depressed market conditions in the pipeline construction industry has had a negative impact on the marketability of the CRC-Evans Companies.

        In early 2001, shortly after issuance of the Powergen Order, LG&E Energy sought to dispose of its interest in the CRC-Evans Companies. LG&E Energy engaged the firm of Dresdner Kleinwort Wasserstein to manage the divestiture process. Over 80 prospective purchasers were contacted. Of those, only three advanced to the indicative bid stage. Their bids reflected limited interest, at best. The CRC-Evans Companies then experienced an even

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further erosion of their business prospects and LG&E Energy became concerned as to whether it would be possible to close any sale in that climate. The decision was made to defer the sale until the business cycle improved (expected to occur in 2003) and to initiate a restructuring plan for CRC to refocus the business and improve value and performance.

        In January 2003, Applicants began the process for the divestiture of the CRC-Evans Companies with interviews of four potential advisors. Simmons & Company International, which has the #1 market share in oil service M&A transactions, was engaged to manage the divestiture process on E.ON's behalf. Simmons and LG&E Energy conducted a broad marketing process for the CRC-Evans Companies. However, none of the numerous industry players that were contacted expressed any interest in pursuing the acquisition. As a result of the industry downturn, as well as other factors discussed below, these businesses now lack sufficient capital or desire to effect a purchase of the CRC-Evans Companies at this time. This eliminated a significant pool of potential buyers. There remained only a handful of financial firms which expressed interest and that interest was based upon pricing that is opportunistic to take advantage of a forced sale rather than at pricing which reflects the long-term value of the CRC-Evans Companies.

        Applicants stated, however, that the current environment in the pipeline construction industry is a challenging one in which to market the CRC-Evans Companies. The cyclicality of the industry has been exacerbated by financial and operational difficulties of several major U.S. energy companies and by the political and economic uncertainties in the Middle East. Thus, the level of interest by potential buyers is depressed, as well as the perceived value of the CRC-Evans Companies. Current market conditions may render the sale of the CRC-Evans Companies impractical, and in any event may not permit the recovery of a fair value for the business.

        Although the overall weakness in the market is expected to continue into 2004, industry sources suggest that activity levels in the pipeline industry should improve as the industry recovers from a cyclical trough and liquidity issues. Thus, Applicants request that the Commission issue an order authorizing an extension of the time to accomplish divestiture of the CRC-Evans Companies until December 31, 2005.

        For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

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